AGRIFY CORPORATION

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

December 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted November 12, 2020

CIK No. 0001800637

Dear Ms. Adams:

Agrify Corporation (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 24, 2020, regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) previously submitted to the Commission on November 12, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Draft Registration Statement based on the Staff’s comments are reflected in a Registration Statement on Form S-1 (the “Registration Statement”) which is being publicly filed with the Commission on EDGAR concurrently with the submission of this letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 12, 2020

Prospectus Summary, page 1

1.	We note from page F-25 you disclosed additional wholly or partly owned subsidiaries and added disclosure that both Agrify Brands LLC and Agrify Valiant LLC are variable interest entities. Revise to provide a diagram of your corporate structure. Revise the summary to clarify what aspects of your business are owned and controlled by Agrify Corporation, and what aspects are controlled by the VIEs and any other affiliates. Please file the relevant contracts for your contractual arrangements with Agrify Brands, LLC as exhibits to this filing, or advise.

RESPONSE: We have revised the prospectus summary on page 1 to provide a diagram of our corporate structure. We have also revised the prospectus summary on page 1 to clarify what aspects of our business are owned and controlled by the Company and what aspects are controlled by the VIEs and any other Company affiliates. We have filed the amended and restated operating agreement of Agrify Brands, LLC as Exhibit 10.18 to the Registration Statement.

Our Competitive Strengths, page 6

2.	We note your response to comment 4. Revise the summary to disclose the information from your response, particularly that you have no contract or agreement with Inventronics. Add a risk factor addressing the risks associated with your lack of agreement. Disclose your transactions with Inventronics as required by Item 404 of Regulation S-K or tell us why you believe such disclosure is not required.

RESPONSE: We have revised the prospectus summary on page 7 of the Registration Statement to disclose that we are not a party to a definitive agreement that governs our relationship with Inventronics. We have also added a risk factor on page 22 of the Registration Statement addressing the risks associated with our lack of an agreement with Inventronics. We do not believe disclosure of our transactions with Inventronics is required by Item 404 of Regulation S-K because the amount involved does not exceed the lesser of $120,000 or one percent of the average of the Company's total assets at year end for the last two completed fiscal years.

Risk Factors, page 16

3.	Please revise this section to relocate any generic risk factors you present to the end of the section, under the caption “General Risk Factors.” See Item 105(a) of Regulation S-K.

RESPONSE: We have revised the disclosure in the “Risk Factors” section of the Registration Statement to relocate generic risk factors we present to the end of the section under the caption “General Risk Factors” beginning on page 30 of the Registration Statement.

Use of Proceeds, page 35

4.	We note your revised disclosure on page 54 that “We anticipate that our depreciation and amortization expense will increase in fiscal 2020 due to expected capital expenditures in fiscal 2020 on property and equipment to expand research, development, and testing capabilities.” Revise your Use of Proceeds to address these planned expenditures.

RESPONSE: We have revised the Use of Proceeds disclosure on page 37 of the Registration Statement to clarify that some of the IPO proceeds will be used for capital investment in research, development, and testing equipment.

Results of Operations, page 49

5.	We reissue comment 11. As requested in reissued comment 24 from our initial letter, revise the discussion to not only recite the changes in your results, but to provide an analysis by which potential investors may better understand what drove the changes. Refer to Item 303 of Regulation S-K and Release Nos. 33-5835 (May 18, 1989) and 33-8350 (Dec. 29, 2003).

RESPONSE: We have revised the disclosure beginning on page 52 of the Registration Statement to further expand our disclosure with respect to the changes in our results of operations in accordance with the Staff’s comment.

Liquidity and Capital Resources
Cashflow, page 53

6.	Please remove the subtotal lines presented below operating and investing activities so as to eliminate the appearance that the sum total of these amounts equals cash provided by financing activities.

RESPONSE: We have revised the disclosure on page 57 of the Registration Statement to remove the subtotal lines presented below operating and investing activities in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 53

7.	We note your updated disclosure in response to comment 12. As discussed in our comment above, please revise the disclosure to not only report the changes in results, but to analyze the changes.

RESPONSE: We have revised the disclosure beginning on page 58 of the Registration Statement to further expand our disclosure with respect to the changes in our results of operations in accordance with the Staff’s comment.

Business
Property and Employees, page 80

8.	Please revise to provide a description of your human capital resources as required by Item 101(c)(2)(ii) of Regulation S-K.

RESPONSE: We have revised the disclosure on page 86 of the Registration Statement to provide a description of our human capital resources as required by Item 101(c)(2)(ii) of Regulation S-K.

Intellectual Property, page 80

9.	We note your response to comment 13 and the agreement transferring intellectual property between The Holden Company and your subsidiary, Agrify Brands, LLC. We note the nature of the intellectual property transferred in the agreement. On page 1, you disclose, “While we do not cultivate, come in contact with, distribute or dispense cannabis, hemp-derived cannabinoid products, cannabidoil or any cannabis derivatives that are currently prohibited under United States federal law, our cultivation solutions can be used within indoor grow facilities by cannabis cultivators.” Tell us whether Brands, the company or any of its wholly or partly owned subsidiaries is involved in the marketing or sale of cannabis, hemp-derived cannabinoid products, cannabidoil or any cannabis derivatives or similar products, regardless of whether they are prohibited under United States federal law, or intends to do so once this registration statement becomes effective. Tell us the business purpose for the purchase of these brands from The Holden Company.

RESPONSE: Neither Agrify Brands, LLC (“Brands”), formerly known as TriGrow Brands, LLC, the Company nor any of its wholly or partly owned subsidiaries is involved in the marketing or sale of cannabis, hemp-derived cannabinoid products, cannabidoil or any cannabis derivatives or similar products, regardless of whether they are prohibited under United States federal law, nor do such entities intend to be involved in such activities once the Registration Statement becomes effective. The Company acquired Brands as part of the acquisition of TriGrow Systems, Inc. in January 2020. Brands is a licensor of an established portfolio of consumer brands that utilize the Company’s growing technology. The license of these brands is ancillary to the sale of the Company’s AVFUs and provides a means to differentiate customers’ products in the marketplace. It is not a material aspect of the Company’s business and the Company has not realized any royalty income. Accordingly, the Company is currently evaluating whether to continue this legacy business from an operational standpoint, as well as from a legal and regulatory perspective. We have revised the disclosure on pages 44 and 55 of the Registration Statement accordingly.

For the Staff’s information, TriGrow was originally a licensor of the brands from The Holden Company. The primary business purpose for the purchase of these brands by the Company from The Holden Company was to protect and preserve any value in the intellectual property of such brands and to ensure they could only be used in products produced from the Company’s AVFUs. Further, the Company believed it was prudent to obtain exclusive control over the expansion of any trademark applications as well as to ensure the timely payment of any trademark maintenance fees.

Item 15, Recent Sales of Unregistered Securities, page II-2

10.	We note the revision to include the October 19, 2020 stock options granted. Please revise this Item to include all information required by Item 701 of Regulation S-K for each transaction, including the name of the person or the class of persons to whom the securities were sold, the date of sale and amount.

RESPONSE: We have revised the disclosure on page II-2 of the Registration Statement to include all information required by Item 701 of Regulation S-K for each transaction in accordance with the Staff’s comment.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Raymond Chang
Raymond Chang,
Chief Executive Officer

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